REPORT OF INDEPENDENT ACCOUNTANTS

November 14, 2000

To the Board of Trustees of
GE S&P 500 Index Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about GE S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2000, and with respect to agreement of security purchases and sales, for the period from April 28, 2000 (date of commencement), through July 31, 2000.

- Confirmation of all securities held by institutions in book entry form at the Depository Trust Company. For such securities, review of all reconciliations of the investment positions recorded at the Custodian to the positions held in omnibus form for the Custodian's account at the Depository Trust Company, observing no unresolved differences.

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

- Agreement of security purchases and security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the GE S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PRICEWATERHOUSECOOPERS L.L.P

                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of one of the portfolios of GE Funds, the GE S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of July 31, 2000, and from April 28, 2000 (commencement of operations) through July 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2000, and from April 28, 2000 (commencement of operations) through July 31, 2000, with respect to securities reflected in the investment account of the Fund.


GE Funds (GE S&P 500 Index Fund),


By:

/s/  Michael J. Cosgrove
----------------------------
Michael J. Cosgrove
President



/s/  Michael J. Cosgrove
----------------------------
Michael Tansley
Treasurer